EXHIBIT 99.1

O2Micro Reports Third Quarter 2014 Financial Results

GEORGE TOWN, Grand Cayman, Oct. 30, 2014 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Company experienced strong design activity in solutions for smartphone and tablet markets; expecting products to ramp in 2015.
  O2Micro continues to lower operating expenses. Company lowers third quarter operating expenses by $2.7 million on a year-over-year basis

O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the third quarter of 2014, ending September 30, 2014.

Financial Highlights for the Third Quarter ending September 30, 2014:

O2Micro International Limited reported Q3 2014 revenue of $15.4 million. Revenue was down 12% sequentially and down 17% from the comparable year-ago quarter. The gross margin in the third quarter of 2014 was 51.8%. The gross margin was up from 51.5% in the prior quarter and up from 51.4% in the third quarter of 2013. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the third quarter of 2014, the company recorded total GAAP operating expenses of $11.5 million, compared to $12.1 million in the second quarter of 2014 and $14.2 million in the year-ago Q3 period. The respective GAAP operating margins for the third quarter of 2014, the second quarter of 2014, and third quarter of 2013 were (23.0%), (17.9%), and (25.1%).

GAAP net loss was $2.9 million in Q3 2014. This compares to a GAAP net loss of $3.2 million in the second quarter of 2014 and a GAAP net loss of $4.5 million in Q3 2013. GAAP net loss per fully diluted ADS was $0.11 in Q3 2014. This compares to a GAAP net loss per fully diluted ADS of $0.12 in Q2 2014 and a GAAP net loss per fully diluted ADS of $0.16 in Q3 2013.

Financial Highlights for the Nine Months ending September 30, 2014:

O2Micro International Limited reported revenue of $49.3 million for the nine months ending September 30, 2014. This was down 9.9% from $54.7 million in the comparable nine months of 2013. The gross margins were 51.6% and 50.9% during the corresponding periods of 2014 and 2013, respectively. GAAP operating expenses were $35.2 million and $42.9 million in the first nine months of 2014 and 2013, respectively. The respective GAAP operating margins for the comparable periods were (19.8%) and (27.6%). Pretax loss from continuing operations was $8.3 million in the first nine months of 2014. This compares to a pretax loss from continuing operations of $13.3 million in the first nine months of 2013. GAAP net loss was $9.0 million in the first nine months of 2014. This compares to a GAAP net loss of $14.0 million in the first nine months of 2013. The GAAP net loss per fully diluted ADS was $0.33 in the first nine months of 2014. This compares to a GAAP net loss per fully diluted ADS of $0.48 in the first nine months of 2013.

Supplementary Data:

The company ended the third quarter of 2014 with $64.9 million in unrestricted cash and short-term investments or $2.40 per outstanding ADS. The accounts receivable balance was $8.3 million and represented 54 days sales outstanding at the end of Q3 2014. Inventory was $10.2 million or 120 days and turned over 3.0 times during Q3 2014. As of September 30, 2014, the company had $75.3 million in working capital and the book value was $114.7 million, or $4.25 per outstanding ADS.

As of September 30, 2014, O2Micro International Limited counted 478 employees, including 281 engineers.

Management Commentary:

"Our third quarter results were in-line with the updated guidance that we provided in early October and reflect a difficult quarter in our power management business for notebooks," said Sterling Du, O2Micro's Chairman and CEO. "Despite the unexpected issue with one of our charger IC products in the quarter, we are very confident that our new target of penetrating the white-box smartphone and tablet markets with multiple products, coupled with ongoing growth in our carefully chosen growth drivers including LED general lighting, backlighting and battery management products, will contribute to top-line growth in upcoming quarters and lead O2Micro back to profitability in the near future."

Conference Call: O2Micro will hold its third quarter conference call today, October 30, 2014, at 6:00 a.m. PDT, 9:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	888-397-5352, pass code #7266590
INTERNATIONAL participants:	719-325-2244, pass code #7266590

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #7266590
INTERNATIONAL participants:	719-457-0820, pass code #7266590

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 27,716 patent claims granted, and over 28,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Mcro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings.

Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

NET SALES	$15,384	$18,617	$49,261	$54,681

COST OF SALES	7,408	9,056	23,828	26,870

GROSS PROFIT	7,976	9,561	25,433	27,811

OPERATING EXPENSES
Research and development (1)	5,499	6,514	16,329	19,824
Selling, general and administrative (1)	6,018	7,719	18,876	23,101
Total Operating Expenses	11,517	14,233	35,205	42,925

LOSS FROM OPERATIONS	(3,541)	(4,672)	(9,772)	(15,114)

NON-OPERATING INCOME
Interest income	255	309	791	1,031
Foreign exchange gain (loss) – net	201	(128)	174	404
Other – net	394	196	493	347
Total Non-operating Income	850	377	1,458	1,782

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(2,691)	(4,295)	(8,314)	(13,332)

INCOME TAX EXPENSE	250	247	734	701

LOSS FROM CONTINUING OPERATIONS	(2,941)	(4,542)	(9,048)	(14,033)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	--	--	--	(3)

NET LOSS	(2,941)	(4,542)	(9,048)	(14,036)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(487)	474	(720)	(23)
Unrealized gain (loss) on available-for-sale securities	(255)	112	(232)	141
Unrealized pension gain	2	5	5	14
Total Other Comprehensive (Loss) Income	(740)	591	(947)	132

COMPREHENSIVE LOSS	$(3,681)	$(3,951)	$(9,995)	$(13,904)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$(0.11)	$(0.16)	$(0.33)	$(0.48)
Discontinued operations	--	--	--	--
	$(0.11)	$(0.16)	$(0.33)	$(0.48)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$(0.11)	$(0.16)	$(0.33)	$(0.48)
Discontinued operations	--	--	--	--
	$(0.11)	$(0.16)	$(0.33)	$(0.48)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,174	28,318	27,436	28,968
Diluted (in thousands)	27,174	28,318	27,436	28,968

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$131	$173	$390	$530
Selling, general and administrative	$417	$465	$1,232	$1,430

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2014	2013
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$33,753	$42,293
Restricted cash	171	173
Short-term investments	31,177	33,606
Accounts receivable – net	8,251	10,024
Inventories	10,187	7,217
Prepaid expenses and other current assets	1,409	1,437
Total Current Assets	84,948	94,750

LONG-TERM INVESTMENTS	15,300	16,121

PROPERTY AND EQUIPMENT – NET	21,448	23,039

OTHER ASSETS	3,449	3,509

TOTAL ASSETS	$125,145	$137,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,950	$4,169
Income tax payable	392	238
Accrued expenses and other current liabilities	5,340	5,353
Total Current Liabilities	9,682	9,760

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	375	391
Other liabilities	396	658
Total Other Long-Term Liabilities	771	1,049

Total Liabilities	10,453	10,809

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of September 30, 2014 and December 31, 2013, respectively	33	33
Additional paid-in capital	140,793	140,198
Accumulated deficits	(11,282)	(2,234)
Accumulated other comprehensive income	7,565	8,512
Treasury stock – 309,978,100 and 269,042,350 shares as of September 30, 2014 and December 31, 2013,respectively	(22,417)	(19,899)
Total Shareholders' Equity	114,692	126,610

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$125,145	$137,419
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com